SECURITIES AND EXCHANGE COMMISSION

 WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

BLVD Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

05551T108
(CUSIP Number)

Spyros Peter Goudas

c/o BLVD Holdings, Inc.

3565 King Road, Suite 102

King City, Ontario, Canada L7B 1M3

Tel. No.: (905) 833-9845

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

— with a copy to —

Travis L. Gering, Esq.

Wuersch & Gering LLP

100 Wall Street, 10th Floor

New York, NY 10005

March 20, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 05551T108

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(1) Names of reporting persons.

Spyros Peter Goudas

(2) Check the appropriate box if a member of a group (see instructions)

(a) ☐        (b) ☐

(3) SEC use only.

(4) Source of funds (see instructions).

OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐

(6) Citizenship or place of organization.

Canada

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 567,200

(8) Shared voting power: 0

(9) Sole dispositive power: 567,200

(10) Shared dispositive power: 0

(11) Aggregate amount beneficially owned by each reporting person.

567,200

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐

(13) Percent of class represented by amount in Row (11).

1.8%*

(14) Type of reporting person (see instructions).

IN

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*The computation that Mr. Spyros Peter Goudas (the “Reporting Person”) is currently the beneficial owner of 1.8% of the Common Stock of BLVD Holdings, Inc. (the “Issuer”) is based on the Issuer’s representations to the Reporting Person that as of the date of the filing of this Schedule 13D, the Issuer had 30,680,000 shares of Common Stock issued and outstanding and 489,200 shares of Preferred Stock issued and outstanding. On March 20, 2014, when the Reporting Person initially acquired 400,000 shares of the Issuer’s Common Stock, the Issuer had 7,380,000 shares of Common Stock issued and outstanding and no shares of Preferred Stock. As of March 20, 2014, the Reporting Person owned 5.4% of the Issuer’s issued and outstanding shares.

On April 8, 2014, the Reporting person was issued 167,200 shares of the Issuer’s Series A 6% 2014 Convertible Redeemable Preferred Stock, par value $0.001 per share (“Series A 6% Preferred Stock”). As the holder of 167,200 shares of Series A 6% Preferred Stock, the Reporting Person is presently entitled to vote 167,200 shares of the Issuer’s Common Stock. Following such issuance, the Reporting Person beneficially owned 7.5% of the Issuer’s Common Stock.

Subsequent to April 8, 2014, the Issuer has issued an additional 23,300,000 shares of Common Stock and an additional 322,000 shares of Preferred Stock, which has reduced the ownership percentage of the Reporting Person below the 5% reporting threshold of Section 13(d) of the Securities Exchange Act of 1934 and Rule 13d-1 promulgated thereunder.

Item 1. Security and Issuer.

This Schedule 13D relates to 400,000 shares of the Common Stock of the Issuer and 167,200 shares of Series A 6% Preferred Stock owned by Mr. Spyros Peter Goudas.

The Issuer’s principal executive offices are located at 3565 King Road, Suite 102, King City, Ontario, Canada L7B 1M3.

Item 2. Identity and Background.

(a) The name of the Reporting Person is Spyros Peter Goudas.

(b) Business Address:

Mr. Spyros Peter Goudas

c/o BLVD Holdings, Inc.

3565 King Road, Suite 102

King City, Ontario, Canada L7B 1M3

(c) Principal Occupation:

Mr. Goudas is the President of Goudas Foods, a subsidiary of the Issuer.

(d) Mr. Goudas has not, during the five years prior to the date hereof, been convicted in a criminal proceedings (excluding traffic violations or similar minor violations).

(e) Mr. Goudas has not, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship/Jurisdiction of Organization:

Canada

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Item 3. Source and Amount of Funds or Other Consideration.

Mr. Goudas acquired the shares of the Issuer’s Common Stock and Series A 6% Preferred Stock described herein as follows:

On April 3, 2014, the Issuer acquired Goudas Foods Products & Investments Limited (“Goudas Foods”), a corporation incorporated under the laws of the Province of Ontario. In connection with this acquisition, the Issuer has issued to the Reporting Person, a former shareholder of Goudas Foods (i) 400,000 common shares of the Issuer on March 20, 2014 as consideration on such date for the continuation of a grant of exclusivity to the Issuer in respect of the prospective closing of the acquisition; and (ii) 167,200 shares of Series A 6% Preferred Stock on April 8, 2014. As a result of this acquisition, Goudas Foods has become a wholly-owned subsidiary of the Issuer.

Item 4. Purpose of Transaction.

The Reporting Person acquired the shares of the Issuer’s Common Stock and Series A 6% Preferred Stock in consideration for the sale of Goudas Foods, as described above.

Other than as set forth above, the Reporting Person does not have any present plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer.

(a) Name	Shares Beneficially Owned	Percentage*

Spyros Peter Goudas	567,200	1.8%

(b) Mr. Spyros Peter Goudas owns 400,000 shares of the Issuer’s Common Stock and 167,200 shares of Series A 6% Preferred Stock.

The computation that the Reporting Person is currently the beneficial owner of 1.8% of the Common Stock of the Issuer is based on the Issuer’s representations to the Reporting Person that as of the date of the filing of this Schedule 13D, the Issuer had 30,680,000 shares of Common Stock issued and outstanding and 489,200 shares of Preferred Stock issued and outstanding. On March 20, 2014, when the Reporting Person initially acquired 400,000 shares of the Issuer’s Common Stock, the Issuer had 7,380,000 shares of Common Stock issued and outstanding and no shares of Preferred Stock. As of March 20, 2014, the Reporting Person owned 5.4% of the Issuer’s issued and outstanding shares.

On April 8, 2014, the Reporting person was issued 167,200 shares of Series A 6% Preferred Stock. As the holder of 167,200 shares of Series A 6% Preferred Stock, the Reporting Person is presently entitled to vote 167,200 shares of the Issuer’s Common Stock. Following such issuance, the Reporting Person beneficially owned 7.5% of the Issuer’s Common Stock.

Subsequent to April 8, 2014, the Issuer has issued an additional 23,300,000 shares of Common Stock and an additional 322,000 shares of Preferred Stock, which has reduced the ownership percentage of the Reporting Person below the 5% reporting threshold of Section 13(d) of the Securities Exchange Act of 1934 and Rule 13d-1 promulgated thereunder.

(c) N/A

(d) N/A

(e) April 14, 2014

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Share Purchase Agreement, as amended, by and among the Issuer and Goudas Food Products & Investments Limited, Spyros Peter Goudas and Patricia Goudas, dated April 3, 2014, incorporated by referenced to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on April 9, 2014.

[Signature Page Follows]

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2014

/s/ Spyros Peter Goudas
Spyros Peter Goudas

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